Mercedes-Benz Auto Receivables Trust 2020-1
Investor Report

Collection Period Ended   31-May-2023

Amounts in USD

Dates

Collection Period No.	36			
Collection Period (from... to)	1-May-2023	31-May-2023		
Determination Date	13-Jun-2023			
Record Date	14-Jun-2023			
Distribution Date	15-Jun-2023			
Interest Period of the Class A-1 Notes (from... to)	15-May-2023	15-Jun-2023	Actual/360 Days	31
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-May-2023	15-Jun-2023	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	351,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	351,600,000.00	59,460,043.80	48,230,137.94	11,229,905.86	31.939436	0.137173
Class A-4 Notes	80,020,000.00	80,020,000.00	80,020,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,061,220,000.00**	**139,480,043.80**	**128,250,137.94**	**11,229,905.86**		
Overcollateralization	27,225,882.84	27,211,147.07	27,211,147.07			
Adjusted Pool Balance	1,088,445,882.84	166,691,190.87	155,461,285.01			
Yield Supplement Overcollateralization Amount	36,332,043.60	4,819,721.16	4,443,720.93			
Pool Balance	**1,124,777,926.44**	**171,510,912.03**	**159,905,005.94**			

	Amount	Percentage
Initial Overcollateralization Amount	27,225,882.84	2.50%
Target Overcollateralization Amount	27,211,147.07	2.50%
Current Overcollateralization Amount	27,211,147.07	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.262750%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.460000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.550000%	27,252.52	0.077510	11,257,158.38	32.016946
Class A-4 Notes	0.770000%	51,346.17	0.641667	51,346.17	0.641667
Total		**$78,598.69**		**$11,308,504.55**	

Mercedes-Benz Auto Receivables Trust 2020-1
Investor Report

Amounts in USD

Available Funds		Distributions	
Principal Collections	11,427,492.46	(1) Total Servicing Fee	142,925.76
Interest Collections	600,032.19	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	92,369.92	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	61,551.17	fees (max. $250,000 p.a.)	
Purchase Amounts	39,544.60	(3) Interest Distributable Amount Class A Notes	78,598.69
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	57,847.69	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**12,278,838.03**	(6) Regular Principal Distributable Amount	11,229,905.86
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**12,278,838.03**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	827,407.72
		Total Distribution	**12,278,838.03**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	142,925.76	142,925.76	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	78,598.69	78,598.69	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	27,252.52	27,252.52	0.00
thereof on Class A-4 Notes	51,346.17	51,346.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	78,598.69	78,598.69	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	11,229,905.86	11,229,905.86	0.00
Aggregate Principal Distributable Amount	11,229,905.86	11,229,905.86	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,442,229.41
Reserve Fund Amount - Beginning Balance	5,442,229.41
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	18,823.57
minus Net Investment Earnings	18,823.57
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,442,229.41
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	18,823.57
Net Investment Earnings on the Collection Account	39,024.12
Investment Earnings for the Collection Period	57,847.69

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,124,777,926.44	35,214
Pool Balance beginning of Collection Period	171,510,912.03	11,985
Principal Collections	8,183,246.46	
Principal Collections attributable to Full Pay-offs	3,244,246.00	
Principal Purchase Amounts	39,433.13	
Principal Gross Losses	138,980.50	
Pool Balance end of Collection Period	159,905,005.94	11,610
Pool Factor	14.22%	

	As of Cutoff Date	Current
Weighted Average APR	3.82%	4.04%
Weighted Average Number of Remaining Payments	52.53	23.85
Weighted Average Seasoning (months)	11.02	45.15

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	158,800,658.73	11,554	99.31%
31-60 Days Delinquent	744,281.99	45	0.47%
61-90 Days Delinquent	246,895.38	7	0.15%
91-120 Days Delinquent	113,169.84	4	0.07%
Total	159,905,005.94	11,610	100.00%

Delinquency Trigger		**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value		0.225%
Delinquency Trigger occurred		No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	138,980.50	7	9,922,745.46	327
Principal Net Liquidation Proceeds	92,369.92		3,754,051.33	
Principal Recoveries	60,088.81		4,056,402.93	
Principal Net Loss / (Gain)	(13,478.23)		2,112,291.20	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.098%)
Prior Collection Period	0.677 %
Second Prior Collection Period	(0.093%)
Third Prior Collection Period	(0.176%)
Four Month Average	0.078%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.188%
Average Net Loss / (Gain)	6,459.61

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.